Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 11, 2016)

Hexion Inc.	Hexion Nova Scotia Finance, ULC
$114,016,000
9.00% Second-Priority Senior Secured Notes due 2020

This is supplement No. 2 to the prospectus dated May 11, 2016 that relates to the 9.00% Second-Priority Senior Secured Notes due 2020 (the “Notes”), issued by Hexion Inc. (“Hexion”), as successor by merger to Hexion U.S. Finance Corp., and Hexion Nova Scotia Finance, ULC, which is a wholly-owned subsidiary of Hexion (each a “Co-Issuer” and also referred to herein as, an “Issuer”). The Notes and the related guarantees thereof have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-176961.
The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”
We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments
We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Hexion for the quarterly period ended June 30, 2016 filed on August 11, 2016 and the financial statements for Hexion International Holdings Cooperatief U.A. for the six months ended June 30, 2016 and 2015. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated May 11, 2016, as supplemented from time to time.

See “Risk Factors” beginning on page 19 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-71

  HEXION INC.
(Exact name of registrant as specified in its charter)

New Jersey	13-0511250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

180 East Broad St., Columbus, OH 43215	614-225-4000
(Address of principal executive offices including zip code)	(Registrant’s telephone number including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒ No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐ No  ☒.
Number of shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 1, 2016: 82,556,847

HEXION INC.

HEXION INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share data)	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $18 and $8, respectively)	$190	$236
Accounts receivable (net of allowance for doubtful accounts of $16 and $15, respectively)	520	450
Inventories:
Finished and in-process goods	209	218
Raw materials and supplies	97	90
Other current assets	125	53
Total current assets	1,141	1,047
Investment in unconsolidated entities	22	36
Deferred income taxes	10	13
Other long-term assets	45	48
Property and equipment:
Land	78	84
Buildings	275	296
Machinery and equipment	2,352	2,406
	2,705	2,786
Less accumulated depreciation	(1,796)	(1,735)
	909	1,051
Goodwill	123	122
Other intangible assets, net	59	65
Total assets	$2,309	$2,382
Liabilities and Deficit
Current liabilities:
Accounts payable	$346	$386
Debt payable within one year	67	80
Interest payable	74	82
Income taxes payable	17	15
Accrued payroll and incentive compensation	54	78
Other current liabilities	158	123
Total current liabilities	716	764
Long-term liabilities:
Long-term debt	3,555	3,698
Long-term pension and post employment benefit obligations	222	224
Deferred income taxes	14	12
Other long-term liabilities	173	161
Total liabilities	4,680	4,859
Commitments and contingencies (see Note 7)
Deficit
Common stock—$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at June 30, 2016 and December 31, 2015	1	1
Paid-in capital	526	526
Treasury stock, at cost—88,049,059 shares	(296)	(296)
Accumulated other comprehensive loss	(15)	(15)
Accumulated deficit	(2,586)	(2,692)
Total Hexion Inc. shareholder’s deficit	(2,370)	(2,476)
Noncontrolling interest	(1)	(1)
Total deficit	(2,371)	(2,477)
Total liabilities and deficit	$2,309	$2,382
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Net sales	$952	$1,087	$1,861	$2,166
Cost of sales	854	925	1,656	1,848
Gross profit	98	162	205	318
Selling, general and administrative expense	82	76	166	158
Gain on dispositions	(240)	—	(240)	—
Business realignment costs	42	5	45	8
Other operating (income) expense, net	(4)	2	(1)	10
Operating income	218	79	235	142
Interest expense, net	80	84	159	161
Gain on extinguishment of debt	(21)	—	(44)	—
Other non-operating (income) expense, net	(3)	2	(1)	(1)
Income (loss) before income tax and earnings from unconsolidated entities	162	(7)	121	(18)
Income tax expense	17	1	24	27
Income (loss) before earnings from unconsolidated entities	145	(8)	97	(45)
Earnings from unconsolidated entities, net of taxes	5	6	9	9
Net income (loss)	$150	$(2)	$106	$(36)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Net income (loss)	$150	$(2)	$106	$(36)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(25)	13	1	(49)
Loss recognized from pension and postretirement benefits	(1)	—	(1)	—
Other comprehensive (loss) income	(26)	13	—	(49)
Comprehensive income (loss)	$124	$11	$106	$(85)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(In millions)	2016	2015
Cash flows (used in) provided by operating activities
Net income (loss)	$106	$(36)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	71	68
Accelerated depreciation	106	—
Deferred tax expense	3	3
Gain on dispositions (see Notes 12 and 13)	(240)	—
Gain on extinguishment of debt (see Note 6)	(44)	—
Unrealized foreign currency (gains) losses	(45)	1
Other non-cash adjustments	(4)	1
Net change in assets and liabilities:
Accounts receivable	(119)	(56)
Inventories	(21)	8
Accounts payable	2	16
Income taxes payable	8	13
Other assets, current and non-current	(25)	13
Other liabilities, current and long-term	52	(3)
Net cash (used in) provided by operating activities	(150)	28
Cash flows provided by (used in) investing activities
Capital expenditures	(61)	(79)
Capitalized interest	(1)	—
Proceeds from dispositions, net	281	—
Proceeds from sale of assets, net	1	—
Proceeds from sale of investments, net	—	4
Change in restricted cash	(10)	—
Net cash provided by (used in) investing activities	210	(75)
Cash flows (used in) provided by financing activities
Net short-term debt repayments	(12)	(5)
Borrowings of long-term debt	335	490
Repayments of long-term debt	(439)	(274)
Long-term debt and credit facility financing fees	—	(8)
Net cash (used in) provided by financing activities	(116)	203
Effect of exchange rates on cash and cash equivalents	—	(4)
(Decrease) increase in cash and cash equivalents	(56)	152
Cash and cash equivalents (unrestricted) at beginning of period	228	156
Cash and cash equivalents (unrestricted) at end of period	$172	$308
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$159	$146
Income taxes, net	16	10
Non-cash investing activity:
Acceptance of buyer’s note (See Note 12)	$75	$—
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENT OF DEFICIT (Unaudited)

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion Inc. Deficit	Noncontrolling Interest	Total
Balance at December 31, 2015	$1	$526	$(296)	$(15)	$(2,692)	$(2,476)	$(1)	$(2,477)
Net income	—	—	—	—	106	106	—	106
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at June 30, 2016	$1	$526	$(296)	$(15)	$(2,586)	$(2,370)	$(1)	$(2,371)

See Notes to Condensed Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions, except share data)
1. Background and Basis of Presentation
Based in Columbus, Ohio, Hexion Inc. (“Hexion” or the “Company”) serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. The Company’s business is organized based on the products offered and the markets served. At June 30, 2016, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.
The Company’s direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.
The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments considered necessary for a fair statement have been included. Results for the interim periods are not necessarily indicative of results for the entire year.
Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s most recent Annual Report on Form 10-K.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and also requires the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Subsequent Events—The Company has evaluated events and transactions subsequent to June 30, 2016 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. The Company is currently assessing the potential impact of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity or liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on the Company’s financial statements.
3. Business Realignment Costs

In the first quarter of 2016, the Company announced a planned rationalization at its Norco, LA manufacturing facility within its Epoxy, Phenolic and Coating Resins segment, and production was ceased at this facility during the second quarter of 2016. During the three months ended June 30, 2016, the Company incurred costs of $25 related to the early termination of certain contracts for utilities, site services, raw materials and other items related to this facility rationalization. As of June 30, 2016, $18 of these costs were included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.” Additionally, during the three months ended June 30, 2016, the Company incurred costs of $10 related to abnormal production overhead, severance and other expenses to the facility closure. All of these costs are included in “Business realignment costs” in the unaudited Condensed Consolidated Statements of Operations.

As a result of the Norco, LA facility rationalization, the estimated useful lives of certain long-lived assets related to this facility were shortened, and consequently, during the three and six months ended June 30, 2016, the Company incurred $30 and $76, respectively, of accelerated depreciation related to these assets, which is included in “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations. In addition, at June 30, 2016 the Company recorded a conditional asset retirement obligation (“ARO”) of $30 related to certain contractually obligated future demolition, decontamination and repair costs associated with this facility rationalization. During the three months ended June 30, 2016, the Company recorded an additional $30 of accelerated depreciation related to this ARO, which is also included in “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations, rendering this item fully depreciated as of June 30, 2016. As of June 30, 2016, $10 of the ARO liability was included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”

Of the $30 of accelerated depreciation related to the ARO recorded during the three months ended June 30, 2016, approximately $6 related to the three months ended March 31, 2016 and should have been recorded in that period. Management does not believe that this out of period error is material to the unaudited Condensed Consolidated Financial Statements for the three months ended June 30, 2016, or to any prior periods.

Also included within “Business realignment costs” in the unaudited Condensed Consolidated Statements of Operations for both the three and six months ended June 30, 2016 are miscellaneous severance, environmental and other costs related to certain in-process cost reduction programs.
4. Related Party Transactions
Administrative Service, Management and Consulting Arrangement
The Company is subject to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, the Company receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the calendar year 2016.
During the three months ended June 30, 2016 and 2015 and during the six months ended June 30, 2016 and 2015, the Company recognized expense under the Management Consulting Agreement of $1 and $2, respectively. This amount is included in “Other operating (income) expense, net” in the unaudited Condensed Consolidated Statements of Operations.

Transactions with MPM
Shared Services Agreement
On October 1, 2010, the Company entered into a shared services agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) (the “Shared Services Agreement”). Under this agreement, the Company provides to MPM, and MPM provides to the Company, certain services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and MPM. The Shared Services Agreement was renewed for one year starting October 2015 and is subject to termination by either the Company or MPM, without cause, on not less than 30 days’ written notice, and expires in October 2016 (subject to one-year renewals every year thereafter; absent contrary notice from either party).
On October 24, 2014, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party firm to assist the Shared Services Steering Committee with its annual review of billings and allocations.
Pursuant to the Shared Services Agreement, during the six months ended June 30, 2016 and 2015, the Company incurred approximately $39 and $45, respectively, of net costs for shared services and MPM incurred approximately $29 and $37, respectively, of net costs for shared services. Included in the net costs incurred during the six months ended June 30, 2016 and 2015, were net billings from the Company to MPM of $16 and $24, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable agreed upon allocation percentage. The Company had accounts receivable from MPM of $3 and $7 as of June 30, 2016 and December 31, 2015, respectively, and no accounts payable to MPM.
Sales and Purchases of Products with MPM
The Company also sells products to, and purchases products from, MPM. During the three months ended June 30, 2016 and 2015, the Company sold less than $1 of products to MPM and purchased less than $1 of products from MPM. During the six months ended June 30, 2016 and 2015, the Company sold less than $1 of products to MPM and purchased $1 and $2, respectively. As of both June 30, 2016 and December 31, 2015, the Company had less than $1 of accounts receivable from MPM and accounts payable to MPM.
Other Transactions with MPM
In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company acts as a distributor of certain MPM products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During both the three months ended June 30, 2016 and 2015, the Company purchased approximately $7 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. During both the six months ended June 30, 2016 and 2015, the Company purchased approximately $14 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of both June 30, 2016 and December 31, 2015, the Company had $2 of accounts payable to MPM related to the distribution agreement.
Purchases and Sales of Products and Services with Apollo Affiliates Other than MPM
The Company sells products to various Apollo affiliates other than MPM. These sales were $2 and $23 for the three months ended June 30, 2016 and 2015, respectively, and $6 and $47 for the six months ended June 30, 2016 and 2015, respectively. Accounts receivable from these affiliates were $1 and less than $1 at June 30, 2016 and December 31, 2015, respectively. The Company also purchases raw materials and services from various Apollo affiliates other than MPM. These purchases were less than $1 for the three months ended June 30, 2015 and less than $1 and $1 for the six months ended June 30, 2016 and 2015, respectively. The Company had accounts payable to these affiliates of less than $1 at December 31, 2015.
Other Transactions and Arrangements
The Company sells finished goods to, and purchases raw materials from, a former foundry joint venture between the Company and HA-USA Inc. (“HAI”). The Company also provides toll-manufacturing and other services to HAI. On May 31, 2016, the Company sold its 50% investment in HAI to HA-USA Inc. (see Note 12) and as of June 1, 2016, HAI is no longer a related party. Previous to this sale, the Company’s investment in HAI was recorded under the equity method of accounting, and the related sales and purchases were not eliminated from the unaudited Condensed Consolidated Financial Statements. However, any profit on these transactions was eliminated in the unaudited Condensed Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI.

Through the date of the sale of the Company’s investment in HAI to HA-USA Inc., sales and services provided to HAI were $10 and $18 for the three months ended June 30, 2016 and 2015, respectively, and $26 and $39 for the six months ended June 30, 2016 and 2015, respectively. There was $1 of accounts receivable from HAI at December 31, 2015. Purchases from HAI were $1 and $4 for the three months ended June 30, 2016 and 2015, respectively, and $4 and $9 for the six months ended June 30, 2016 and 2015, respectively. The Company had accounts payable to HAI of $1 at December 31, 2015. Additionally, HAI declared dividends to the Company of $5 during the three months ended June 30, 2015, and $4 and $9 for the six months ended June 30, 2016 and 2015, respectively. No amounts remained outstanding related to these previously declared dividends at June 30, 2016.
The Company sells products and provides services to, and purchases products from, its other joint ventures which are recorded under the equity method of accounting. These sales were $4 and $10 for the three months ended June 30, 2016 and 2015, respectively, and $8 and $22 for the six months ended June 30, 2016 and 2015, respectively. Accounts receivable from these joint ventures were $6 and $10 at June 30, 2016 and December 31, 2015, respectively. These purchases were $2 and $12 for the three months ended June 30, 2016 and 2015, respectively, and $6 and $24 for the six months ended June 30, 2016 and 2015, respectively. The Company had accounts payable to these joint ventures of $6 and $2 at June 30, 2016 and December 31, 2015, respectively.
The Company had a loan receivable of $6 and royalties receivable of $2 as of both June 30, 2016 and December 31, 2015 from its unconsolidated forest products joint venture in Russia.
5. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements
As of June 30, 2016, the Company had derivative liabilities related to electricity, natural gas and foreign exchange contracts of $1, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the six months ended June 30, 2016 or 2015.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At both June 30, 2016 and December 31, 2015, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
June 30, 2016
Debt	$3,666	$—	$2,946	$9	$2,955
December 31, 2015
Debt	$3,829	$—	$2,560	$10	$2,570
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amount and fair value of the Company’s debt is exclusive of unamortized deferred financing fees. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

6. Debt Obligations
Debt outstanding at June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016		December 31, 2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$48	$—	$—	$—
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020 (includes $4 of unamortized debt premium)	1,554	—	1,554	—
10.00% First-Priority Senior Secured Notes due 2020	315	—	315	—
8.875% Senior Secured Notes due 2018 (includes $1 and $2 of unamortized debt discount at June 30, 2016 and December 31, 2015, respectively)	796	—	995	—
9.00% Second-Priority Senior Secured Notes due 2020	574	—	574	—
Debentures:
9.2% debentures due 2021	74	—	74	—
7.875% debentures due 2023	189	—	189	—
Other Borrowings:
Australia Facility due 2017	27	4	29	3
Brazilian bank loans	12	37	5	42
Capital leases	8	1	9	1
Other	2	25	5	34
Unamortized debt issuance costs	(44)	—	(51)	—
Total	$3,555	$67	$3,698	$80

2016 Debt Transactions

During the three and six months ended June 30, 2016, the Company repurchased $121 and $199, respectively, in face value of its 8.875% Senior Secured Notes due 2018 on the open market for cash of $100 and $154, respectively. These transactions resulted in gains of $21 and $44 for the three and six months ended June 30, 2016, respectively, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases. These amounts are recorded in “Gain on debt extinguishment” in the unaudited Condensed Consolidated Statements of Operations.
7. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Superior Court of Justice was scheduled to issue a judgment in June 2016 but following a hearing has decided to further consider the matter and issue a judgment at a later date. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At June 30, 2016, the amount of the assessment, including tax, penalties, monetary correction and interest, is 48 Brazilian reais, or approximately $15.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at June 30, 2016 and December 31, 2015:

	Liability		Range of Reasonably Possible Costs at June 30, 2016
Site Description	June 30, 2016	December 31, 2015	Low	High
Geismar, LA	$15	$15	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	—	1	—	2
Equal to or greater than 1%	7	7	5	13
Currently-owned	5	5	4	9
Formerly-owned:
Remediation	28	33	26	42
Monitoring only	—	—	—	1
Total	$55	$61	$44	$89
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At June 30, 2016 and December 31, 2015, $12 and $13, respectively, have been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
Following is a discussion of the Company’s environmental liabilities and the related assumptions at June 30, 2016:
Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.
A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.
Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 22 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 22 years, is approximately $20. Over the next five years, the Company expects to make ratable payments totaling $6.
Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.
The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.
Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $5 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The Company entered into a settlement agreement effective February 1, 2016 with Coronet Industries and another former site owner. Pursuant to the agreement, the Company agreed to pay $10 in fulfillment of the contribution claim against the Company for past remediation costs, payable in three annual installments, of which the first was paid during the six months ended June 30, 2016. Additionally, the Company accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $11. The final costs to the Company will depend on the method of remediation chosen, the amount of time necessary to accomplish remediation and the ongoing financial viability of the other PRPs. Currently, the Company has insufficient information to estimate the range of reasonably possible costs related to this site.
Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.
Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.
Non-Environmental Legal Matters
The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $3 and $4 at June 30, 2016 and December 31, 2015, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At June 30, 2016 and December 31, 2015, $2 and $3, respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
The Company is also involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.
8. Pension and Postretirement Benefit Plans
Following are the components of net pension and postretirement (benefit) expense recognized by the Company for the three and six months ended June 30, 2016 and 2015:

	Pension Benefits				Non-Pension Postretirement Benefits
	Three Months Ended June 30,				Three Months Ended June 30,
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$1	$3	$1	$4	$—	$—	$—	$—
Interest cost on projected benefit obligation	2	3	3	2	—	1	—	1
Expected return on assets	(4)	(2)	(4)	(3)	—	—	—	—
Amortization of prior service benefit	—	—	—	—	(1)	—	—	—
Net (benefit) expense	$(1)	$4	$—	$3	$(1)	$1	$—	$1

	Pension Benefits				Non-Pension Postretirement Benefits
	Six Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$2	$7	$2	$8	$—	$—	$—	$—
Interest cost on projected benefit obligation	4	5	5	5	—	1	—	1
Expected return on assets	(7)	(5)	(8)	(6)	—	—	—	—
Amortization of prior service benefit	—	—	—	—	(1)	—	—	—
Net (benefit) expense	$(1)	$7	$(1)	$7	$(1)	$1	$—	$1

9. Segment Information
The Company’s business segments are based on the products that the Company offers and the markets that it serves. At June 30, 2016, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates and phenolic specialty resins and molding compounds

•	Forest Products Resins: forest products resins and formaldehyde applications

Reportable Segments
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.
Net Sales (1):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Epoxy, Phenolic and Coating Resins	$613	$683	$1,188	$1,357
Forest Products Resins	339	404	673	809
Total	$952	$1,087	$1,861	$2,166
(1)     Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Segment EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Epoxy, Phenolic and Coating Resins	$83	$88	$166	$173
Forest Products Resins	63	62	119	123
Corporate and Other	(16)	(17)	(33)	(36)
Total	$130	$133	$252	$260
Reconciliation of Segment EBITDA to Net Income (Loss):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$83	$88	$166	$173
Forest Products Resins	63	62	119	123
Corporate and Other	(16)	(17)	(33)	(36)
Total	$130	$133	$252	$260

Reconciliation:
Items not included in Segment EBITDA:
Business realignment costs	$(42)	$(5)	$(45)	$(8)
Gain on sale of business	240	—	240	—
Gain on extinguishment of debt	21	—	44	—
Realized and unrealized foreign currency gains (losses)	11	—	9	(3)
Other	(17)	(11)	(34)	(29)
Total adjustments	213	(16)	214	(40)
Interest expense, net	(80)	(84)	(159)	(161)
Income tax expense	(17)	(1)	(24)	(27)
Depreciation and amortization	(36)	(34)	(71)	(68)
Accelerated depreciation	(60)	—	(106)	—
Net income (loss)	$150	$(2)	$106	$(36)

Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and six months ended June 30, 2016, these items primarily include expenses from retention programs and certain professional fees related to strategic projects. For the three and six months ended June 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets and certain professional fees related to strategic projects. Business realignment costs for the three and six months ended June 30, 2016 primarily include costs related to the planned facility rationalization within the Epoxy, Phenolic and Coating Resins segment and costs related to certain in-process cost reduction programs. Business realignment costs for the three and six months ended June 30, 2015 include costs related to certain in-process cost reduction programs.
10. Summarized Financial Information of Unconsolidated Affiliate
Summarized financial information of the unconsolidated affiliate HAI as of June 30, 2016 for the three and six months ended June 30, 2016 and 2015 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016 (1)	2015	2016 (1)	2015
Net sales	$23	$41	$59	$83
Gross profit	10	16	25	33
Pre-tax income	5	9	14	19
Net income	5	9	14	18

(1)	Amounts for the three and six months ended June 30, 2016 represent activity through May 31, 2016, the date on which the Company sold its 50% interest in HAI (see Note 12).
11. Changes in Accumulated Other Comprehensive Income (Loss)
Following is a summary of changes in “Accumulated other comprehensive income (loss)” for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,			Three Months Ended June 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$7	$11	$4	$7	$11
Other comprehensive (loss) income before reclassifications, net of tax	(1)	(25)	(26)	—	13	13
Ending balance	$3	$(18)	$(15)	$4	$20	$24

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$(19)	$(15)	$4	$69	$73
Other comprehensive (loss) income before reclassifications, net of tax	(1)	1	—	—	(49)	(49)
Ending balance	$3	$(18)	$(15)	$4	$20	$24
12. HAI Disposition
On May 31, 2016, the Company sold its 50% interest in HA-International, LLC (“HAI”), a joint venture within the Epoxy, Phenolic and Coating Resins segment serving the North American foundry industry, to its joint venture partner HA-USA, Inc., for a purchase price of $136, which includes $2 representing the Company’s 50% share of HAI’s cash balance at closing. Sale proceeds consisted of $61 in cash and a $75 buyer’s note issued by HA-USA, Inc. to the Company, which is recorded in “Other current assets” in the unaudited Condensed Consolidated Balance Sheets. The Company recognized a gain on this disposition of $120, which is recorded as a component of “Gain on dispositions” in the unaudited Condensed Consolidated Statements of Operations.

13. PAC Disposition

On June 30, 2016, the Company completed the sale of its Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers (“PAC”) businesses pursuant to the terms of a Purchase Agreement with Synthomer plc (the “Buyer”) dated March 18, 2016. The PAC business includes manufacturing sites in Sokolov, Czech Republic; Sant’Albano, Italy; Leuna, Germany; Ribecourt, France; Asua, Spain; Roebuck, South Carolina; and Chonburi, Thailand. PAC produces resins, polymers, monomers and additives that provide enhanced performance for adhesives, sealants, paints, coatings, mortars and cements used primarily in consumer, industrial and building and construction applications. The employment relationships with the employees at these facilities, the PAC management team and other employees affiliated with PAC have been transferred to the Buyer in connection with the sale. Neither the Company nor any of its officers and directors, or associates of such persons, have any material relationship with the Buyer.

The Company received gross cash consideration for the PAC business in the amount of $226, less approximately $6 relating to liabilities, net of cash and estimated working capital, that transferred to the Buyer as part of the Purchase Agreement. A subsequent post-closing adjustment to the purchase price will be made in accordance with the Purchase Agreement. The Company recorded a gain on this disposition of $120, which is recorded as a component of “Gain on dispositions” in the unaudited Condensed Consolidated Statements of Operations.

The PAC Business generated annual sales of approximately $370 in 2015, and was reported within the Epoxy, Phenolic and Coating Resins segment. The PAC Business had pre-tax income of $9 and $14 for the three and six months ended June 30, 2016, respectively, which is reported as a component of “Income (loss) before income tax and earnings from unconsolidated entities” in the unaudited Condensed Consolidated Statements of Operations.

As part of the Transaction, the Company will provide certain transitional services to the Buyer for an initial period of up to six months pursuant to a Transitional Services Agreement, which may be extended an additional three months by the Buyer, and potentially longer by mutual agreement of the parties. The purpose of these services is to provide short-term assistance to the Buyer in assuming the operations of the PAC business. These services do not confer to the Company the ability to influence the operating or financial policies of the PAC business under its new ownership.

14. Income Taxes

The effective tax rate was 11% and (14)% for the three months ended June 30, 2016 and 2015, respectively. The effective tax rate was 20% and (150)% for the three months ended June 30, 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the three and six months ended June 30, 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. In 2016, the income tax expense related to the gain on dispositions was substantially reduced by net operating loss utilization which was offset by a decrease to the respective valuation allowances. In 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
15. Guarantor/Non-Guarantor Subsidiary Financial Information
The Company’s 6.625% First-Priority Senior Secured Notes due 2020, 10.00% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes due 2018 and 9.00% Second-Priority Senior Secured Notes due 2020 are guaranteed by certain of its U.S. subsidiaries.
The following information contains the condensed consolidating financial information for Hexion Inc. (the parent), the combined subsidiary guarantors (Hexion Investments Inc.; Borden Chemical Foundry, LLC; Lawter International, Inc.; HSC Capital Corporation; Hexion International Inc.; Hexion CI Holding Company (China) LLC; NL COOP Holdings LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries.
All of the subsidiary guarantors are 100% owned by Hexion Inc. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.
These financial statements are prepared on the same basis as the consolidated financial statements of the Company except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.
This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.

HEXION INC.
JUNE 30, 2016
CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $18, respectively)	$43	$—	$147	$—	$190
Accounts receivable, net	136	1	383	—	520
Intercompany accounts receivable	89	—	34	(123)	—
Intercompany loans receivable - current portion	—	—	186	(186)	—
Inventories:
Finished and in-process goods	101	—	108	—	209
Raw materials and supplies	38	—	59	—	97
Other current assets	97	—	28	—	125
Total current assets	504	1	945	(309)	1,141
Investment in unconsolidated entities	78	13	22	(91)	22
Deferred income taxes	—	—	10	—	10
Other assets, net	16	6	23	—	45
Intercompany loans receivable	1,163	6	208	(1,377)	—
Property and equipment, net	467	—	442	—	909
Goodwill	66	—	57	—	123
Other intangible assets, net	45	—	14	—	59
Total assets	$2,339	$26	$1,721	$(1,777)	$2,309
Liabilities and Deficit
Current liabilities:
Accounts payable	$108	$—	$238	$—	$346
Intercompany accounts payable	34	—	89	(123)	—
Debt payable within one year	—	—	67	—	67
Intercompany loans payable within one year	186	—	—	(186)	—
Interest payable	72	—	2	—	74
Income taxes payable	7	—	10	—	17
Accrued payroll and incentive compensation	25	—	29	—	54
Other current liabilities	104	—	54	—	158
Total current liabilities	536	—	489	(309)	716
Long-term liabilities:
Long-term debt	3,464	—	91	—	3,555
Intercompany loans payable	205	6	1,166	(1,377)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	332	91	—	(423)	—
Long-term pension and post employment benefit obligations	43	—	179	—	222
Deferred income taxes	5	—	9	—	14
Other long-term liabilities	124	—	49	—	173
Total liabilities	4,709	97	1,983	(2,109)	4,680
Total Hexion Inc. shareholder’s deficit	(2,370)	(71)	(261)	332	(2,370)
Noncontrolling interest	—	—	(1)	—	(1)
Total deficit	(2,370)	(71)	(262)	332	(2,371)
Total liabilities and deficit	$2,339	$26	$1,721	$(1,777)	$2,309

HEXION INC.
DECEMBER 31, 2015
CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $8, respectively)	$62	$—	$174	$—	$236
Accounts receivable, net	115	1	334	—	450
Intercompany accounts receivable	132	—	154	(286)	—
Intercompany loans receivable	—	—	174	(174)	—
Inventories:
Finished and in-process goods	97	—	121	—	218
Raw materials and supplies	34	—	56	—	90
Other current assets	29	—	24	—	53
Total current assets	469	1	1,037	(460)	1,047
Investment in unconsolidated entities	117	28	21	(130)	36
Deferred income taxes	—	—	13	—	13
Other long-term assets	21	6	21	—	48
Intercompany loans receivable	1,269	6	108	(1,383)	—
Property and equipment, net	559	—	492	—	1,051
Goodwill	65	—	57	—	122
Other intangible assets, net	49	—	16	—	65
Total assets	$2,549	$41	$1,765	$(1,973)	$2,382
Liabilities and Deficit
Current liabilities:
Accounts payable	$148	$—	$238	$—	$386
Intercompany accounts payable	154	—	132	(286)	—
Debt payable within one year	6	—	74	—	80
Intercompany loans payable within one year	174	—	—	(174)	—
Interest payable	80	—	2	—	82
Income taxes payable	7	—	8	—	15
Accrued payroll and incentive compensation	43	—	35	—	78
Other current liabilities	73	—	50	—	123
Total current liabilities	685	—	539	(460)	764
Long term liabilities:
Long-term debt	3,656	—	42	—	3,698
Intercompany loans payable	93	6	1,284	(1,383)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	429	130	—	(559)	—
Long-term pension and post employment benefit obligations	45	—	179	—	224
Deferred income taxes	6	—	6	—	12
Other long-term liabilities	111	—	50	—	161
Total liabilities	5,025	136	2,100	(2,402)	4,859
Total Hexion Inc. shareholder’s deficit	(2,476)	(95)	(334)	429	(2,476)
Noncontrolling interest	—	—	(1)	—	(1)
Total deficit	(2,476)	(95)	(335)	429	(2,477)
Total liabilities and deficit	$2,549	$41	$1,765	$(1,973)	$2,382

HEXION INC.
THREE MONTHS ENDED JUNE 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$382	$—	$616	$(46)	$952
Cost of sales	381	—	519	(46)	854
Gross profit	1	—	97	—	98
Selling, general and administrative expense	40	—	42	—	82
Gain on dispositions	(188)	—	(52)	—	(240)
Business realignment costs	37	—	5	—	42
Other operating expense (income), net	2	—	(6)	—	(4)
Operating income	110	—	108	—	218
Interest expense, net	76	—	4	—	80
Intercompany interest (income) expense, net	(18)	—	18	—	—
Gain on extinguishment of debt	(21)	—	—	—	(21)
Other non-operating expense (income), net	24	—	(27)	—	(3)
Income before income tax and earnings from unconsolidated entities	49	—	113	—	162
Income tax expense	—	—	17	—	17
Income before earnings from unconsolidated entities	49	—	96	—	145
Earnings from unconsolidated entities, net of taxes	101	51	2	(149)	5
Net income	$150	$51	$98	$(149)	$150
Comprehensive income	$124	$52	$76	$(128)	$124

HEXION INC.
THREE MONTHS ENDED JUNE 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$443	$—	$692	$(48)	$1,087
Cost of sales	398	—	575	(48)	925
Gross profit	45	—	117	—	162
Selling, general and administrative expense	25	—	51	—	76
Business realignment costs	1	—	4	—	5
Other operating expense, net	—	—	2	—	2
Operating income	19	—	60	—	79
Interest expense, net	83	—	1	—	84
Intercompany interest (income) expense, net	(20)	—	20	—	—
Other non-operating (income) expense, net	(32)	—	34	—	2
(Loss) income before income tax and earnings from unconsolidated entities	(12)	—	5	—	(7)
Income tax expense (benefit)	3	—	(2)	—	1
(Loss) income before earnings from unconsolidated entities	(15)	—	7	—	(8)
Earnings from unconsolidated entities, net of taxes	13	4	2	(13)	6
Net (loss) income	$(2)	$4	$9	$(13)	$(2)
Comprehensive income	$11	$5	$14	$(19)	$11

HEXION INC.
SIX MONTHS ENDED JUNE 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$763	$—	$1,194	$(96)	$1,861
Cost of sales	755	—	997	(96)	1,656
Gross profit	8	—	197	—	205
Selling, general and administrative expense	79	—	87	—	166
Gain on dispositions	(188)	—	(52)	—	(240)
Business realignment costs	38	—	7	—	45
Other operating expense (income), net	4	—	(5)	—	(1)
Operating income	75	—	160	—	235
Interest expense, net	153	—	6	—	159
Intercompany interest (income) expense, net	(37)	—	37	—	—
Gain on extinguishment of debt	(44)	—	—	—	(44)
Other non-operating (income) expense, net	(11)	—	10	—	(1)
Income before income tax and earnings from unconsolidated entities	14	—	107	—	121
Income tax (benefit) expense	(4)	—	28	—	24
Income before earnings from unconsolidated entities	18	—	79	—	97
Earnings from unconsolidated entities, net of taxes	88	46	2	(127)	9
Net income	$106	$46	$81	$(127)	$106
Comprehensive income	$106	$46	$74	$(120)	$106

HEXION INC.
SIX MONTHS ENDED JUNE 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$908	$—	$1,355	$(97)	$2,166
Cost of sales	803	—	1,142	(97)	1,848
Gross profit	105	—	213	—	318
Selling, general and administrative expense	60	—	98	—	158
Business realignment costs	3	—	5	—	8
Other operating expense, net	4	—	6	—	10
Operating income	38	—	104	—	142
Interest expense, net	158	—	3	—	161
Intercompany interest (income) expense, net	(40)	—	40	—	—
Other non-operating expense (income), net	69	—	(70)	—	(1)
(Loss) income before income tax and earnings from unconsolidated entities	(149)	—	131	—	(18)
Income tax (benefit) expense	(2)	—	29	—	27
(Loss) income before earnings from unconsolidated entities	(147)	—	102	—	(45)
Earnings from unconsolidated entities, net of taxes	111	78	—	(180)	9
Net (loss) income	$(36)	$78	$102	$(180)	$(36)
Comprehensive (loss) income	$(85)	$79	$82	$(161)	$(85)

HEXION INC.
SIX MONTHS ENDED JUNE 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(145)		$4	$(5)		$(4)	$(150)
Cash flows provided by (used in) investing activities
Capital expenditures	(33)		—	(28)		—	(61)
Capitalized interest	(1)		—	—		—	(1)
Proceeds from dispositions, net	146		—	135		—	281
Proceeds from sale of assets, net	—		—	1		—	1
Change in restricted cash	—		—	(10)		—	(10)
Capital contribution to subsidiary	(13)		(9)	—		22	—
Return of capital from subsidiary from sales of accounts receivable	51	(a)	—	—		(51)	—
	150		(9)	98		(29)	210
Cash flows (used in) provided by financing activities
Net short-term debt repayments	(6)		—	(6)		—	(12)
Borrowings of long-term debt	160		—	175		—	335
Repayments of long-term debt	(314)		—	(125)		—	(439)
Net intercompany loan borrowings (repayments)	136		—	(136)		—	—
Capital Contributions	—		9	13		(22)	—
Common stock dividends paid	—		(4)	—		4	—
Return of capital to parent from sales of accounts receivable	—		—	(51)	(a)	51	—
	(24)		5	(130)		33	(116)
Effect of exchange rates on cash and cash equivalents	—		—	—		—	—
Decrease in cash and cash equivalents	(19)		—	(37)		—	(56)
Cash and cash equivalents (unrestricted) at beginning of period	62		—	166		—	228
Cash and cash equivalents (unrestricted) at end of period	$43		$—	$129		$—	$172

(a)
During the six months ended June 30, 2016, Hexion Inc. contributed receivables of $51 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the six months ended June 30, 2016, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

HEXION INC.
SIX MONTHS ENDED JUNE 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(148)		$9	$176		$(9)	$28
Cash flows provided by (used in) investing activities
Capital expenditures	(42)		—	(37)		—	(79)
Proceeds from sale of investments, net	—		—	4		—	4
Return of capital from subsidiary from sales of accounts receivable	151	(a)	—	—		(151)	—
	109		—	(33)		(151)	(75)
Cash flows provided by (used in) financing activities
Net short-term debt repayments	(5)		—	—		—	(5)
Borrowings of long-term debt	470		—	20		—	490
Repayments of long-term debt	(255)		—	(19)		—	(274)
Net intercompany loan (repayments) borrowings	(5)		—	5		—	—
Long-term debt and credit facility financing fees	(8)		—	—		—	(8)
Common stock dividends paid	—		(9)	—		9	—
Return of capital to parent from sales of accounts receivable	—		—	(151)	(a)	151	—
	197		(9)	(145)		160	203
Effect of exchange rates on cash and cash equivalents	—		—	(4)		—	(4)
Increase (decrease) in cash and cash equivalents	158		—	(6)		—	152
Cash and cash equivalents (unrestricted) at beginning of period	23		—	133		—	156
Cash and cash equivalents (unrestricted) at end of period	$181		$—	$127		$—	$308

(a)
During the six months ended June 30, 2015, Hexion Inc. contributed receivables of $151 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the six months ended June 30, 2015, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollar amounts in millions)
The following commentary should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s most recent Annual Report on Form 10-K.
Within the following discussion, unless otherwise stated, “the second quarter of 2016” refers to the three months ended June 30, 2016, “the second quarter of 2015” refers to the three months ended June 30, 2015, “the first half of 2016” refers to the six months ended June 30, 2016 and “the first half of 2015” refers to the six months ended June 30, 2015.
Forward-Looking and Cautionary Statements
Certain statements in this report, including without limitation, certain statements made under the caption “Overview and Outlook,” are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, our management may from time to time make oral forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the Risk Factors section of this report and our other filings with the Securities and Exchange Commission (the “SEC”). While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials, the loss of, or difficulties with the further realization of, cost savings in connection with our strategic initiatives, including transactions with our affiliate, Momentive Performance Materials Inc., the impact of our substantial indebtedness, our failure to comply with financial covenants under our credit facilities or other debt, pricing actions by our competitors that could affect our operating margins, changes in governmental regulations and related compliance and litigation costs and the other factors listed in the Risk Factors section of this report and in our other SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section of this report and our most recent filings made with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
Overview and Outlook
Business Overview
We are a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.
Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as wind energy and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas drilling. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active oil and gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries can and have significantly affected our results.
Through our worldwide network of strategically located production facilities, we serve more than 4,800 customers in approximately 100 countries. Our global customers include large companies in their respective industries, such as 3M, Akzo Nobel, BASF, Bayer, Dow, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.
Reportable Segments
Our business segments are based on the products that we offer and the markets that we serve. At June 30, 2016, we had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of our reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

2016 Overview
Following are highlights from our results of operations for the six months ended June 30, 2016 and 2015:

	2016	2015	$ Change	% Change
Statements of Operations:
Net sales	$1,861	$2,166	$(305)	(14)%
Gross profit	205	318	(113)	(36)%
Operating income	235	142	93	65%
Income (loss) before income tax	121	(18)	139	772%
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$166	$173	$(7)	(4)%
Forest Products Resins	119	123	(4)	(3)%
Corporate and Other	(33)	(36)	3	8%
Total	$252	$260	$(8)	(3)%

•
Net Sales—Net sales for the first half of 2016 were $1.9 billion, a decrease of 14% compared with $2.2 billion in the first half of 2015. The decline in net sales was primarily driven by continued lower oil and raw material prices, which has led to lower demand and volumes in our oilfield business and an overall reduction in selling prices across many of our businesses due to the pass through of raw material cost reductions to our customers. Additionally, the continued economic downturn in Brazil negatively impacted volumes in our Latin American forest products resins business. These decreases are partially offset by increases in our specialty epoxy business, driven by increased demand in the China and European wind energy markets. Lastly, the strengthening of the U.S. dollar against most other currencies continued to negatively impact our results. On a constant currency basis, net sales would have decreased by 11%.

•
Segment EBITDA—For the first half of 2016, Segment EBITDA was $252, a decrease of 3% compared with $260 in the first half of 2015. The reduction in Segment EBITDA was primarily driven by volume decreases in our oilfield business, lower pricing and unfavorable product mix in our our phenolic resins business and decreased volumes within our Latin American forest products resins businesses. These reductions were partially offset by strong growth in our specialty epoxy business, favorable volumes and product mix within our versatic acids business and increases in raw materiality productivity across many of our businesses. Additionally, the strengthening of the U.S. dollar against most other currencies negatively impacted our Segment EBITDA results. On a constant currency basis, Segment EBITDA would have increased by 2%.

•
Sale of PAC Business—In June 2016, we completed the sale of our Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers businesses (“PAC Business”) to Synthomer plc (the “Buyer”) for a purchase price of approximately $226, less approximately $6 million relating to liabilities, net of cash and estimated working capital, that transferred to the Buyer as part of the Purchase Agreement.

•
Sale of HAI Joint Venture Interest—In June 2016, we sold our 50% interest in HA-International, LLC (“HAI”), a joint venture serving the North American foundry industry, to our joint venture partner HA-USA, Inc for a purchase price of $136, which includes $2 representing our 50% share of HAI’s cash balance at closing. HAI will continue a strategic sourcing arrangement with our Louisville, KY site.

•
Restructuring and Cost Reduction Programs—In the first half of 2016, we have achieved $9 in cost savings related to our ongoing productivity and cost reduction programs. As of June 30, 2016, we have approximately $36 of total in-process cost savings related to these programs, the majority of which we expect to be achieved over the next 12 to 24 months.

•
Norco, LA Facility Rationalization—One of the above identified cost reduction projects is a planned facility rationalization at our Norco, LA manufacturing facility, where we ceased production during the second quarter of 2016. We anticipate that this facility rationalization will generate approximately $20 in annual cost savings once completed. As a result, the estimated useful lives of certain long-lived assets related to this facility have been shortened, and we incurred $76 of accelerated depreciation in the first half of 2016 related to these items. Additionally, we recorded a conditional asset retirement obligation (“ARO”) of $30 at June 30, 2016 related to certain contractually obligated future demolition, decontamination and repair costs associated with this facility rationalization and a corresponding additional $30 of accelerated depreciation related to this ARO. Lastly, in the second quarter of 2016, we recognized approximately $25 of costs related to the early termination of certain contracts for utilities, site services, raw materials and other items related to this facility rationalization. These ARO and contract termination liabilities will result in cash outflows over the next approximately 2 to 3 years.

•
Growth Initiatives—In February 2016, we completed construction of our formaldehyde plant in Luling, LA. The completion of this facility, combined with the 2015 expansions of our forest products resins manufacturing facility in Curitiba, Brazil and our formaldehyde manufacturing facility in Geismar, LA, provides us with additional capacity to support expected long-term growth in these businesses and regions.

Short-term Outlook
During the remainder of 2016, we expect demand in our North American Forest products resins business to continue to improve due to modest year-over-year growth in U.S. housing starts. Additionally, we expect the incremental capacity created by the newly completed formaldehyde plants in North America to drive volume increases in this business in 2016. We expect these increases to be partially offset by weakening demand in Latin America, driven by the Brazilian economic downturn, which will continue to negatively impact our Latin American forest products resins business.
While we anticipate flat demand in Europe, we expect volumes in our European versatic acid and dispersions businesses to continue to improve from the resolution of the supplier disruption that impacted these businesses during the first half of 2015. Additionally, although we continue to expect economic volatility in China, we anticipate a modest demand increase in our epoxy specialty business in 2016 driven by wind energy. We also expect our phenolic resins business to benefit from the acquisition of the remaining 50% of our previous Chinese joint venture. Lastly, we expect our base epoxy business to improve in 2016 due to our restructuring initiatives, but remain below historical levels of profitability.
We expect lower oil prices to continue in 2016, which will continue to negatively impact sales volumes and earnings in our oilfield business due to the corresponding weakness in natural gas and oil drilling activity. Given the current economic conditions in the oil and gas markets, we regularly monitor the carrying value of assets in our oilfield business. In addition, we expect lower raw material prices to continue in 2016, as a substantial number of our raw material inputs are petroleum-based and their prices fluctuate with the price of oil, which will create an offsetting positive effect on our results.
Lastly, we anticipate that a strong U.S. dollar could continue to pressure our results.
Matters Impacting Comparability of Results
Raw Material Prices
Raw materials comprise approximately 70% of our cost of sales. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent about half of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have historically caused volatility in our raw material and utility costs. The average price of phenol, methanol, and urea decreased by approximately 2%, 38% and 32%, respectively, in the first six months of 2016 compared to the first six months of 2015. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.
Supplier Disruption
From late 2014 through July 2015, our European versatic acids and dispersions businesses were negatively impacted by a supplier disruption beginning in late 2014. The disruption had negative impacts of $8 and $17 on Segment EBITDA for our Epoxy, Phenolic and Coating Resins segment in the first half of 2016 and 2015, respectively. We recorded insurance recoveries of $10 and $15 in the first half of 2016 and 2015, respectively, for a portion of these losses, and we continue to proactively pursue additional recoveries. Timing differences between the negative impacts of the disruption and the related insurance recoveries can result in variances in Segment EBITDA comparisons from year to year.
Other Comprehensive Income
Our other comprehensive income is significantly impacted by foreign currency translation and also impacted by defined benefit pension and postretirement benefit adjustments. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Canadian dollar and Australian dollar. The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other postretirement benefit plans, as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such items.

Results of Operations
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,
	2016		2015
	$	% of Net Sales	$	% of Net Sales
Net sales	$952	100%	$1,087	100%
Cost of sales	794	83%	925	85%
Accelerated depreciation	60	6%	—	—%
Gross profit	98	11%	162	15%
Selling, general and administrative expense	82	9%	76	7%
Gain on dispositions	(240)	(25)%	—	—%
Business realignment costs	42	4%	5	1%
Other operating (income) expense, net	(4)	—%	2	—%
Operating income	218	23%	79	7%
Interest expense, net	80	8%	84	8%
Gain on extinguishment of debt	(21)	(1)%	—	—%
Other non-operating (income) expense, net	(3)	—%	2	—%
Total non-operating expense	56	7%	86	8%
Income (loss) before income tax and earnings from unconsolidated entities	162	16%	(7)	(1)%
Income tax expense	17	2%	1	—%
Income (loss) before earnings from unconsolidated entities	145	14%	(8)	(1)%
Earnings from unconsolidated entities, net of taxes	5	1%	6	1%
Net income (loss)	$150	15%	$(2)	—%
Other comprehensive (loss) income	$(26)		$13
Three Months Ended June 30, 2016 vs. Three Months Ended June 30, 2015
Net Sales
In the second quarter of 2016, net sales decreased by $135, or 12%, compared to the second quarter of 2015. Pricing negatively impacted net sales by $104 due primarily to raw material price decreases passed through to customers in most of our businesses. Volume decreases negatively impacted net sales by $22, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by lower oil prices. Also contributing to the overall volume decrease were volume reductions in our Latin American forest products resins business due to the recent economic downturn in Brazil. These decreases were partially offset by volume increases in our epoxy specialty business, driven by strong demand in the Chinese and European wind energy markets. In addition, foreign currency translation negatively impacted net sales by $9, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real in the second quarter of 2016 compared to the second quarter of 2015.
Gross Profit
In the second quarter of 2016, gross profit decreased by $64 compared to the second quarter of 2015, primarily due to accelerated depreciation of $60 in the second quarter of 2016 related to the Norco, LA facility rationalization. Excluding this accelerated depreciation, gross profit decreased by $4 and as a percentage of sales, gross profit increased by 2%. The increase in gross profit percentage was primarily due to favorable raw material deflation and raw material productivity initiatives.
Operating Income
In the second quarter of 2016, operating income increased by $139 compared to the second quarter of 2015, primarily due to gains of $240 in the second quarter 2016 related to the sale of our PAC Business and the sale of our ownership interest in the HAI joint venture. Also contributing to the increase in operating income was an increase of $6 in other operating income, primarily due to an increase in realized and unrealized foreign currency transaction gains. These increases were partially offset by increases in business realignment costs of $37, increases in selling, general and administrative expense of $6 and the decrease in gross profit of $64 discussed above. The increase in business realignment costs was largely due to one-time closure expenses related to our Norco, LA facility rationalization, primarily consisting of charges related to the early termination of certain contracts for utilities, site services and raw materials. The increase in selling, general and administrative expense was due primarily to costs related to the sale of our PAC Business and lower insurance recoveries in the second quarter of 2016 related to the supplier disruption in our European versatic acids business. These items were partially offset by lower compensation and benefits expense driven by our recent cost savings and productivity actions.

Non-Operating Expense
In the second quarter of 2016, total non-operating expense decreased by $30 compared to the second quarter of 2015, primarily due to a $21 gain on debt extinguishment that occurred in the second quarter of 2016, a decrease of $4 in interest expense driven by lower average debt levels and an increase of $5 other non-operating income primarily due to increased realized and unrealized gains related to non-transactional foreign currency and derivative transactions.
Income Tax Expense

The effective tax rate was 11% and (14)% for the second quarter of 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the second quarter of 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. In 2016, the income tax expense related to the gain on dispositions was substantially reduced by net operating loss utilization which was offset by a decrease to the respective valuation allowances. In 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive (Loss) Income
For the second quarter of 2016, other comprehensive loss of $26 relates to a $25 negative impact of foreign currency on other comprehensive loss, primarily due to the strengthening of the euro against the U.S. dollar in the second quarter of 2016, as well as $1 related to the amortization of prior service costs on defined benefit pension and postretirement benefits.
For the second quarter of 2015, foreign currency translation positively impacted other comprehensive income by $13, primarily due to the strengthening of the U.S. dollar against the Australian dollar, Brazilian real, Canadian dollar and the euro.

	Six Months Ended June 30,
	2016		2015
	$	% of Net Sales	$	% of Net Sales
Net sales	$1,861	100%	$2,166	100%
Cost of sales	1,550	83%	1,848	85%
Accelerated depreciation	106	6%	—	—%
Gross profit	205	11%	318	15%
Selling, general and administrative expense	166	9%	158	7%
Gain on dispositions	(240)	(13)%	—	—%
Business realignment costs	45	2%	8	—%
Other operating (income) expense, net	(1)	—%	10	1%
Operating income	235	13%	142	7%
Interest expense, net	159	9%	161	8%
Gain on extinguishment of debt	(44)	(3)%	—	—%
Other non-operating income, net	(1)	—%	(1)	—%
Total non-operating expense	114	6%	160	8%
Income (loss) before income tax and earnings from unconsolidated entities	121	7%	(18)	(1)%
Income tax expense	24	1%	27	1%
Income (loss) before earnings from unconsolidated entities	97	6%	(45)	(2)%
Earnings from unconsolidated entities, net of taxes	9	—%	9	—%
Net income (loss)	$106	6%	$(36)	(2)%
Other comprehensive income (loss)	$—		$(49)

Six Months Ended June 30, 2016 vs. Six Months Ended June 30, 2015
Net Sales
In the first half of 2016, net sales decreased by $305, or 14%, compared to the first half of 2015. Pricing negatively impacted net sales by $191 due primarily to raw material price decreases passed through to customers in most of our businesses. Volume decreases negatively impacted net sales by $53, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by lower oil prices. Also contributing to the overall volume decrease were volume reductions in our Latin American forest products resins business due to the recent economic downturn in Brazil. These decreases were partially offset by volume increases in our epoxy specialty business, driven by strong demand in the China and European wind energy markets. In addition, foreign currency translation negatively impacted net sales by $61, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real, the euro and Canadian dollar in the first half of 2016 compared to the first half of 2015.
Gross Profit
In the first half of 2016, gross profit decreased by $113 compared to the first half of 2015, primarily due to accelerated depreciation of $106 in the first half of 2016 related to a planned facility rationalization within our Epoxy, Phenolic and Coating Resins segment. Excluding this accelerated depreciation, gross profit decreased by $7, and as a percentage of sales, gross profit increased by 2%. The increase in gross profit percentage was primarily due to favorable raw material deflation and raw material productivity initiatives.
Operating Income
In the first half of 2016, operating income increased by $93 compared to the first half of 2015, primarily due gains of $240 in the second quarter 2016 related to the sale of our PAC Business and the sale of our ownership interest in the HAI joint venture. Also contributing to the increase in operating income was a decrease of $11 in other operating expense, primarily due to a decrease in realized and unrealized foreign currency transaction losses. These increases were offset by the decrease in gross profit of $113 discussed above, increases in business realignment costs of $37 and increases in selling, general and administrative expense of $8. The increase in business realignment costs was largely due to one-time closure expenses related to our Norco, LA facility rationalization, primarily consisting of charges related to the early termination of certain contracts for utilities, site services and raw materials. The increase in selling, general and administrative expense was due primarily to costs related to the sale of our PAC Business and lower insurance recoveries in the first half of 2016 related to the supplier disruption in our European versatic acids business, partially offset by lower compensation and benefits expense driven by our recent cost savings and productivity actions.
Non-Operating Expense
In the first half of 2016, total non-operating expense decreased by $46 compared to the first half of 2015, primarily due to $44 in gains on debt extinguishments that occurred in the first half of 2016, as well as a decrease of $2 in interest expense driven by lower average debt levels.
Income Tax Expense

The effective tax rate was 20% and (150)% for the first half of 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the first half of 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. In 2016, the income tax expense related to the gain on dispositions was substantially reduced by net operating loss utilization which was offset by a decrease to the respective valuation allowances. In 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Income (Loss)
For the first half of 2016, other comprehensive income was flat, as the $1 positive impact of foreign currency translation was offset by $1 of amortization of prior service costs related to defined benefit pension and postretirement benefits.
For the first half of 2015, foreign currency translation negatively impacted other comprehensive income by $49, primarily due to the strengthening of the U.S. dollar against the Australian dollar and Brazilian real, partially offset by the weakening of the U.S. dollar against the euro.

Results of Operations by Segment
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net Sales (1):
Epoxy, Phenolic and Coating Resins	$613	$683	$1,188	$1,357
Forest Products Resins	339	404	673	809
Total	$952	$1,087	$1,861	$2,166

Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$83	$88	$166	$173
Forest Products Resins	63	62	119	123
Corporate and Other	(16)	(17)	(33)	(36)
Total	$130	$133	$252	$260
(1)     Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Three Months Ended June 30, 2016 vs. Three Months Ended June 30, 2015 Segment Results
Following is an analysis of the percentage change net in sales by segment from the three months ended June 30, 2015 to the three months ended June 30, 2016:

	Volume	Price/Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	(1)%	(9)%	—%	(10)%
Forest Products Resins	(3)%	(10)%	(3)%	(16)%
Epoxy, Phenolic and Coating Resins
Net sales in the second quarter of 2016 decreased by $70, or 10%, when compared to the second quarter of 2015. Pricing negatively impacted net sales by $63 due primarily to raw material price decreases passed through to customers in most of our businesses. Lower volumes negatively impacted net sales by $9, which were primarily driven by continued decreases in volumes within our oilfield business. These decreases were partially offset by higher volumes in our epoxy specialty business, which were driven by strong demand in the China and European wind energy markets. Foreign exchange translation positively impacted net sales by $2.
Segment EBITDA in the second quarter of 2016 decreased by $5, to $83, compared to the second quarter of 2015. This decrease was primarily due to the declines in our oilfield business discussed above, as well as lower volumes and margins in our base epoxy business due to increased imports and aggressive domestic competition. These decreases were partially offset by favorable product mix and increased raw material productivity in our versatic acids business.
Forest Products Resins
Net sales in the second quarter of 2016 decreased by $65, or 16%, when compared to the second quarter of 2015. Pricing negatively impacted net sales by $41, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Lower volumes negatively impacted net sales by $13, and were primarily driven by weaker demand in our Latin American forest products resins business as a result of the Brazilian economic downturn, as well as volume decreases in certain industrial markets within our North American formaldehyde business due to a decrease in oil prices and the associated reduction in natural gas and oil drilling activity. These decreases were partially offset by volume increases in certain industrial markets within our European forest products business. Foreign exchange translation negatively impacted net sales by $11, primarily due to the strengthening of the U.S. dollar against the Brazilian real and Canadian dollar in the second quarter of 2016 compared to the second quarter of 2015.
Segment EBITDA in the second quarter of 2016 increased by $1, to $63, compared to the second quarter of 2015. This increase is primarily due to cost efficiencies in our North American formaldehyde business from our new plants in Geismar, LA and Luling, LA, partially offset by the decreases in our Latin American forest products resins business and negative impact of foreign currency translation discussed above.

Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges in the second quarter of 2016 decreased by $1 compared to the second quarter of 2015, due primarily to lower compensation and benefits expense driven by our recent cost savings actions.
Six Months Ended June 30, 2016 vs. Six Months Ended June 30, 2015 Segment Results
Following is an analysis of the percentage change in sales by segment from the six months ended June 30, 2015 to the six months ended June 30, 2016:

	Volume	Price/Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	(1)%	(9)%	(2)%	(12)%
Forest Products Resins	(4)%	(8)%	(5)%	(17)%
Epoxy, Phenolic and Coating Resins
Net sales in the first half of 2016 decreased by $169, or 12%, when compared to the first half of 2015. Pricing negatively impacted net sales by $128 due primarily to raw material price decreases passed through to customers in most of our businesses. Lower volumes negatively impacted net sales by $20, which were primarily driven by the continued decrease in volumes within our oilfield business. These decreases were partially offset by higher volumes in our epoxy specialty business, which were driven by strong demand in the China and European wind energy markets. Foreign exchange translation negatively impacted net sales by $21, primarily due to the strengthening of the U.S. dollar against the euro and the Canadian dollar in the first half of 2016 compared to the first half of 2015.
Segment EBITDA in the first half of 2016 decreased by $7, to $166, compared to the first half of 2015. This decrease was primarily due to the declines in our oilfield business discussed above, as well as unfavorable product mix in our our phenolic resins business. These decreases were partially offset by the strong growth in our epoxy specialty business discussed above, combined with favorable product mix and increased raw material productivity in our versatic acids business.
Forest Products Resins
Net sales in the first half of 2016 decreased by $136, or 17%, when compared to the first half of 2015. Pricing negatively impacted net sales by $63, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. These decreases were partially offset by price increases in our Latin American forest products business. Lower volumes negatively impacted net sales by $33, and were primarily driven by weaker demand in our Latin American forest products resins business as a result of the Brazilian economic downturn, as well as volume decreases within our North American formaldehyde business due to the scheduled downtime of a large customer in the first quarter of 2016, as well as a decrease in oil prices and the associated reduction in natural gas and oil drilling activity. These decreases were partially offset by volume increases in certain industrial markets within our European forest products business. Foreign exchange translation negatively impacted net sales by $40, primarily due to the strengthening of the U.S. dollar against the Brazilian real, Canadian dollar and the euro in the first half of 2016 compared to the first half of 2015.
Segment EBITDA in the first half of 2016 decreased by $4, to $119, compared to the first half of 2015. This decrease was primarily due to the negative impact of foreign exchange translation and the volume decreases discussed above, partially offset by cost efficiencies in our North American formaldehyde business from our new plants in Geismar, LA and Luling, LA.
Corporate and Other
Corporate and Other charges decreased by $3 compared to the first half of 2015 due primarily to lower compensation and benefits expense driven by our recent cost savings actions.

Reconciliation of Segment EBITDA to Net Income (Loss):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$83	$88	$166	$173
Forest Products Resins	63	62	119	123
Corporate and Other	(16)	(17)	(33)	(36)
Total	$130	$133	$252	$260

Reconciliation:
Items not included in Segment EBITDA
Business realignment costs	$(42)	$(5)	$(45)	$(8)
Gain on dispositions	240	—	240	—
Gain on extinguishment of debt	21	—	44	—
Realized and unrealized foreign currency gains (losses)	11	—	9	(3)
Other	(17)	(11)	(34)	(29)
Total adjustments	213	(16)	214	(40)
Interest expense, net	(80)	(84)	(159)	(161)
Income tax expense	(17)	(1)	(24)	(27)
Depreciation and amortization	(36)	(34)	(71)	(68)
Accelerated depreciation	(60)	—	(106)	—
Net income (loss)	$150	$(2)	$106	$(36)

Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and six months ended June 30, 2016, these items primarily include expenses from retention programs and certain professional fees related to strategic projects. For the three and six months ended June 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets and certain professional fees related to strategic projects. Business realignment costs for the three and six months ended June 30, 2016 include costs related to the planned facility rationalization within our Epoxy, Phenolic and Coating Resins segment and costs related to certain in-process cost reduction programs. Business realignment costs for the three and six months ended June 30, 2015 include costs related to certain in-process cost reduction programs.
Liquidity and Capital Resources
We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations and availability under the ABL Facility. Our primary liquidity requirements are interest, working capital and capital expenditures.

At June 30, 2016, we had $3,622 of outstanding debt and $501 in liquidity consisting of the following:

•	$172 of unrestricted cash and cash equivalents (of which $129 is maintained in foreign jurisdictions);

•	$288 of borrowings available under our ABL Facility ($373 borrowing base less $48 of outstanding borrowings and $37 of outstanding letters of credit); and

•	$41 of time drafts and borrowings available under credit facilities at certain international subsidiaries
We do not believe there is any risk to funding our liquidity requirements in any particular jurisdiction for the next twelve months.
Our net working capital (defined as accounts receivable and inventories less accounts payable) at June 30, 2016 and December 31, 2015 was $480 and $356, respectively. A summary of the components of our net working capital as of June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016	% of LTM Net Sales	December 31, 2015	% of LTM Net Sales
Accounts receivable	$520	15%	$428	11%
Inventories	306	9%	279	7%
Accounts payable	(346)	(10)%	(351)	(9)%
Net working capital (1)	$480	14%	$356	9%

(1)	The components of net working capital and percentage of LTM Net Sales at both June 30, 2016 and December 31, 2015 exclude net working capital and net sales related to the PAC Business.

The increase in net working capital of $124 from December 31, 2015 was primarily due to increases in accounts receivable of $92 and inventory of $27. Both of these increases were primarily the result of increased volumes in the second quarter of 2016 compared to the fourth quarter of 2015 due largely to seasonality. Net working capital also increased due to a decrease in accounts payable of $5, largely related to continued raw material price deflation and the timing of vendor payments. To minimize the impact of seasonal changes in net working capital on cash flows, we continue to review inventory safety stock levels, focus on accelerating receivable collections by offering incentives to customers to encourage early payment or through the sale of receivables at a discount and negotiate with vendors to contractually extend payment terms whenever possible.
We periodically borrow from the ABL Facility to support our short-term liquidity requirements, particularly when net working capital requirements increase in response to the seasonality of our volumes in the summer months. As of June 30, 2016, there were $48 of outstanding borrowings under the ABL Facility.
2016 Debt Transactions

During the first half of 2016, we repurchased $199 of our 8.875% Senior Secured Notes due 2018 on the open market for cash of $154. These transactions resulted in a gain of $44, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases.
Short-term Outlook
The following factors will impact cash flows for the remainder of 2016:

•	Interest and Income Taxes: We expect full year 2016 cash outflows related to interest payments on our debt of $305 and income tax payments of $26.

•
Capital Spending: We expect full year 2016 capital spending to be between $120 and $125. Our capital spending requirements are generally flexible, and we will continue to manage our overall capital plan in the context of our strategic business and financial objectives.

•
Net Working Capital: Overall, we expect a slight increase in working capital at December 31, 2016, as compared to December 31, 2015, related to volume increases in our epoxy specialty business. We anticipate a decrease in working capital during the second half of 2016, consistent with historical trends.

We plan to fund these outflows with available cash and cash equivalents, cash from operations and the proceeds from the sale of our PAC Business and our interest in the HAI joint venture, and, if necessary, through available borrowings under our ABL Facility. Based on our liquidity position as of June 30, 2016 and projections of operating cash flows for the remainder of 2016, we believe we have sufficient liquidity to fund continuing operations for the next twelve months.
Depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as our cash balances and available liquidity, we or our affiliates, may seek to acquire additional notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt. We also continue to review possible sales of certain non-core assets which would further increase our liquidity. Our next significant debt maturity is the $796 balance of our 8.875% Senior Secured Notes, which will come due in 2018. We expect to refinance and/or repay this debt depending on the levels of cash generated from our operations and conditions in the credit markets.
Sources and Uses of Cash
Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

	Six Months Ended June 30,
	2016	2015
Sources (uses) of cash:
Operating activities	$(150)	$28
Investing activities	210	(75)
Financing activities	(116)	203
Effect of exchange rates on cash flow	—	(4)
Net (decrease) increase in cash and cash equivalents	$(56)	$152

Operating Activities
In the first half of 2016, operations used $150 of cash. Net income of $106 included $153 of net non-cash income items, primarily gains on dispositions of $240 related to the HAI and PAC dispositions (see Notes 12 and 13 to the unaudited Condensed Consolidated Financial Statements). Also included in the non-cash income items was a gain on debt extinguishment of $44, unrealized foreign currency gains of $45 and other non-cash income items of $4. These items were partially offset by depreciation and amortization of $71, accelerated depreciation of $106 and $3 of deferred tax expense. Net working capital used $138, which was driven by increases in accounts receivable and inventories in the first half of 2016 due primarily to the seasonality of our businesses. Changes in other assets and liabilities provided $35 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, incentive compensation, pension plan contributions and taxes.
In the first half of 2015, operations provided $28 of cash. Net loss of $36 included $73 of net non-cash expense items, of which $68 was for depreciation and amortization, $1 was for unrealized foreign currency losses and $3 of deferred taxes. Net working capital used $32, which was driven by an increase in accounts receivable and decreases in inventories and accounts payable in the first half of 2015. Changes in other assets and liabilities and income taxes payable provided $23 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.
Investing Activities
In the first half of 2016, investing activities provided $210 of cash, primarily driven by net cash proceeds of $281 related to the HAI and PAC dispositions, as well as proceeds from other asset sales of $1. These items were partially offset by capital expenditures (including capitalized interest) of $62 and an increase in restricted cash of $10.
In the first half of 2015, investing activities used $75 of cash. We spent $79 for capital expenditures, which primarily related to plant expansions, improvements and maintenance related capital expenditures. Additionally, the sale of certain investments provided cash of $4.
Financing Activities
In the first half of 2016, financing activities used $116 of cash. Net short-term debt repayments were $12 and net long-term debt repayments were $104. Our long-term debt repayments primarily consisted of $121 used to repurchase a portion of our 8.875% Senior Secured Notes due 2018 on the open market, partially offset by net ABL borrowings in the first half of 2016.
In the first half of 2015, financing activities provided $203 of cash. Net short-term debt repayments were $5, and net long-term debt borrowings were $216, which primarily consisted of proceeds from the issuance of an aggregate principal amount of $315 New First Lien Notes, which was partially offset by the redemption or repayment of approximately $40 of our outstanding Sinking Fund Debentures and all amounts outstanding on the ABL Facility. We also paid $8 of financing fees related to these transactions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to Hexion Inc. in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.
Covenant Compliance
The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in one case, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.
The indentures that govern our 6.625% First-Priority Senior Secured Notes, 10.00% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0 to 1.0. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.

The ABL Facility, which is subject to a borrowing base, does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At June 30, 2016, our availability under the ABL Facility exceeded such levels; therefore, the minimum fixed charge covenant ratio did not apply. As of June 30, 2016, we were in compliance with all covenants that govern the ABL Facility. We do not believe that a covenant default under the ABL Facility is reasonably likely to occur in the foreseeable future.
Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.
Reconciliation of Net Income to Adjusted EBITDA
The following table reconciles net income to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under certain of our indentures for the period presented:

June 30, 2016
LTM Period
Net income	$103
Income tax expense	30
Interest expense, net	324
Depreciation and amortization	139
Accelerated depreciation	107
EBITDA	703
Adjustments to EBITDA:
Asset impairments	6
Business realignment costs (1)	53
Realized and unrealized foreign currency gains	(1)
Gain on dispositions	(240)
Gain on extinguishment of debt	(84)
Unrealized gain on pension and postretirement benefits (2)	(13)
Other (3)	40
Cost reduction programs savings (4)	36
Adjustment for PAC and HAI dispositions (5)	(53)
Adjusted EBITDA	$447
Pro forma fixed charges (6)	$288
Ratio of Adjusted EBITDA to Fixed Charges (7)	1.55

(1)
Primarily represents costs related to the planned facility rationalization within the Epoxy, Phenolic and Coating Resins segment, as well as headcount reduction expenses and plant rationalization costs related to cost reduction programs, terminated costs, and other costs associated with business realignments.

(2)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.

(3)
Primarily includes retention program costs, business optimization expenses, certain professional fees related to strategic projects and management fees, partially offset by gains on the disposal of assets and a gain on a step acquisition.

(4)
Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the LTM period. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.

(5)	Represents pro forma LTM Adjusted EBITDA impact of the PAC and HAI dispositions, which both occurred during the second quarter of 2016.

(6)	Reflects pro forma interest expense based on interest rates at June 30, 2016, as if the 2016 Debt Transactions had taken place at the beginning of the period.

(7)
The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of June 30, 2016, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness and to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under our ABL Facility (available borrowings of which were $288 at June 30, 2016).

Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. We are currently assessing the potential impact of ASU 2014-09 on our financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. We are currently assessing the potential impact of ASU 2015-11 on our financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. We are currently assessing the potential impact of ASU 2016-02 on our financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the our financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity of liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on our financial statements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk
There have been no material developments during the first six months of 2016 on the matters we have previously disclosed about quantitative and qualitative market risk in our Annual Report on Form 10-K for the year ended December 31, 2015.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of June 30, 2016. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at June 30, 2016.
Changes in Internal Control Over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II

Item 1.	Legal Proceedings
EPA Risk Management Plan Inspection
In December 2013, the USEPA conducted an inspection at one of our U.S. manufacturing facilities, which identified alleged violations of USEPA’s Risk Management Plan regulations. We have met with US EPA to discuss a potential administrative settlement to resolve this matter, along with a hazardous materials release matter that occurred subsequent to the inspection. Potential civil penalties associated with this matter are currently being negotiated, and are not likely to exceed $200,000.

Item 1A.	Risk Factors
There have been no material changes during the first six months of 2016 in the risk factors that were included in our Annual Report on Form 10-K for the year ended December 31, 2015.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3.	Defaults upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
This item is not applicable to the registrant.

Item 5.	Other Information
None.
Item 6.    Exhibits

31.1	Rule 13a-14 Certifications:

(a) Certificate of the Chief Executive Officer

(b) Certificate of the Chief Financial Officer

32.1	Section 1350 Certifications

101.INS*	XBRL Instance Document

101.SCH*	XBRL Schema Document

101.CAL*	XBRL Calculation Linkbase Document

101.DEF*	XBRL Definition Linkbase Document

101.LAB*	XBRL Label Linkbase Document

101.PRE*	XBRL Presentation Linkbase Document

* Attached as Exhibit 101 to this report are documents formatted in XBRL (Extensible Business Reporting Language). The financial information in the XBRL-related documents is “unaudited” or “unreviewed.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEXION INC.

Date:	August 11, 2016	/s/ George F. Knight
George F. Knight
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1(A)
Certification of Financial Statements and Internal Controls
I, Craig O. Morrison, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2016

/s/ Craig O. Morrison
Craig O. Morrison
Chief Executive Officer

Exhibit 31.1(B)
Certification of Financial Statements and Internal Controls
I, George F. Knight, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2016

/s/ George F. Knight
George F. Knight
Chief Financial Officer

Exhibit 32.1
Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 Of The Sarbanes-Oxley Act of 2002
In connection with the Quarterly Report of Hexion Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig O. Morrison	/s/ George F. Knight
Craig O. Morrison	George F. Knight
Chief Executive Officer	Chief Financial Officer

August 11, 2016	August 11, 2016
A signed original of this statement required by Section 906 has been provided to Hexion Inc. and will be retained by Hexion Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

1

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions)	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $18 and $8, respectively)	$109	$123
Accounts receivable (net of allowance for doubtful accounts of $11)	239	244
Accounts receivable from affiliates	123	221
Loans receivable from affiliates	39	33
Inventories:
Finished and in-process goods	88	99
Raw materials and supplies	57	51
Other current assets	24	23
Total current assets	679	794
Long-term loans receivable from affiliates	153	148
Investment in unconsolidated entities	10	10
Other long-term assets	35	36
Property and equipment
Land	35	44
Buildings	131	157
Machinery and equipment	1,067	1,131
	1,233	1,332
Less accumulated depreciation	(797)	(857)
	436	475
Goodwill	102	101
Other intangibles assets, net	32	36
Total assets	$1,447	$1,600
Liabilities and Deficit
Current liabilities:
Accounts payable	$175	$197
Accounts payable to affiliates	62	100
Debt payable within one year	57	66
Affiliated debt payable within one year	21	13
Income taxes payable	7	3
Other current liabilities	74	82
Total current liabilities	396	461
Long-term liabilities:
Long-term debt	89	36
Affiliated long-term debt	1,149	1,248
Deferred income taxes	6	6
Long-term pension and post employment benefit obligations	179	179
Other long-term liabilities	57	60
Total liabilities	1,876	1,990
Commitments and contingencies (see Note 8)
Deficit
Paid-in capital	175	164
Loans receivable from parent	(185)	(86)
Accumulated other comprehensive loss	(65)	(61)
Accumulated deficit	(353)	(406)
Total Hexion International Holdings Cooperatief U.A. shareholder’s deficit	(428)	(389)
Noncontrolling interest	(1)	(1)
Total deficit	(429)	(390)
Total liabilities and deficit	$1,447	$1,600
See Notes to Condensed Consolidated Financial Statements

2

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Six Months Ended June 30,
(In millions)	2016	2015
Net sales	$1,071	$1,236
Cost of sales	888	1,028
Gross profit	183	208
Selling, general and administrative expense	91	102
Business realignment costs	5	2
Gain on disposition (see Note 11)	(28)	—
Other operating (income) expense, net	(5)	1
Operating income	120	103
Interest expense, net	6	3
Affiliated interest expense, net	37	40
Other non-operating expense (income), net	10	(73)
Income before income taxes and earnings (losses) from unconsolidated entities	67	133
Income tax expense	17	24
Income before earnings (losses) from unconsolidated entities	50	109
Earnings (losses) from unconsolidated entities, net of taxes	1	(2)
Net income	$51	$107
See Notes to Condensed Consolidated Financial Statements

3

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six Months Ended June 30,
(In millions)	2016	2015
Net income	$51	$107
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(4)	(27)
Other comprehensive loss	(4)	(27)
Comprehensive income	$47	$80
See Notes to Condensed Consolidated Financial Statements

4

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(In millions)	2016	2015
Cash flows (used in) provided by operating activities
Net income	$51	$107
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	33	32
Allocations of corporate overhead, net (see Note 3)	1	3
Unrealized loss (gain) on foreign exchange guarantee agreement with parent (see Note 3)	10	(68)
Loss on cash pooling guarantee agreement with parent (see Note 3)	1	—
Gain on disposition (see Note 10)	(28)	—
Deferred tax expense	1	2
Unrealized foreign exchange gains	(44)	(2)
Other non-cash adjustments	(1)	(1)
Net change in assets and liabilities:
Accounts receivable	(41)	—
Inventories	(9)	2
Accounts payable	(42)	23
Income taxes payable	8	16
Other assets, current and non-current	(27)	2
Other liabilities, current and non-current	97	(83)
Net cash (used in) provided by operating activities	10	33
Cash flows provided by (used in) investing activities
Capital expenditures	(28)	(37)
Change in restricted cash	(10)	—
Proceeds from disposition, net	107	—
Proceeds from sale of assets, net	1	—
Proceeds from sale of investments, net	—	4
Net cash provided by (used in) investing activities	70	(33)
Cash flows (used in) provided by financing activities
Net short-term debt repayments	(11)	(2)
Borrowings of long-term debt	175	19
Repayments of long-term debt	(124)	(18)
Affiliated loan (repayments) borrowings, net	(158)	5
Capital contribution from parent	13	13
Net cash (used in) provided by financing activities	(105)	17
Effect of exchange rates on cash and cash equivalents	1	(4)
(Decrease) increase in cash and cash equivalents	(24)	13
Cash and cash equivalents (unrestricted) at beginning of period	115	83
Cash and cash equivalents (unrestricted) at end of period	$91	$96
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$43	$39
Income taxes paid	10	5
See Notes to Condensed Consolidated Financial Statements

5

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF DEFICIT (Unaudited)

(In millions)	Paid-in Capital	Loans Receivable from Parent	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion International Holdings Cooperatief U.A. Shareholders’ Deficit	Noncontrolling Interest	Total
Balance at December 31, 2015	$164	$(86)	$(61)	$(406)	$(389)	$(1)	$(390)
Net income	—	—	—	51	51	—	51
Other comprehensive loss	—	—	(4)	—	(4)	—	(4)
Deconsolidation of subsidiary	(3)	—	—	2	(1)	—	(1)
Capital contribution from parent	13	—	—	—	13	—	13
Non-cash changes in principal and translation adjustment	—	(99)	—	—	(99)	—	(99)
Allocations of corporate overhead (see Note 3)	1	—	—	—	1	—	1
Balance at June 30, 2016	$175	$(185)	$(65)	$(353)	$(428)	$(1)	$(429)

See Notes to Condensed Consolidated Financial Statements

6

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions)
1. Background and Basis of Presentation
Hexion International Holdings Cooperatief U.A. (“CO-OP”) is a holding company whose primary assets are its investments in Hexion Holding B.V. and Hexion Canada, Inc. (“Hexion Canada”), and their respective subsidiaries. Together, CO-OP, through its investments in Hexion Canada and Hexion Holding B.V. and their respective subsidiaries, (collectively referred to as the “Company”), is engaged in the manufacture and marketing of urea, phenolic, epoxy and epoxy specialty resins and coatings applications primarily used in forest and industrial and construction products and other specialty and industrial chemicals worldwide. At June 30, 2016, the Company’s operations included 32 manufacturing facilities in Europe, North America, South America, Australia, New Zealand and Korea.
The Company is a wholly owned subsidiary of Hexion Inc. (“Hexion”), which, through a series of intermediate holding companies, is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). The Company has significant related party transactions with Hexion, as discussed in Note 3. CO-OP operates as a business under the direction and with support of its parent, Hexion. All entities are under the common control of Hexion.
Hexion serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Subsequent Events—The Company has evaluated events and transactions subsequent to June 30, 2016 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. The Company is currently assessing the potential impact of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the Company’s financial statements.

7

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity of liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on the Company’s financial statements.
3. Related Party Transactions
Product Sales and Purchases
The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $119 and $126 for the six months ended June 30, 2016 and 2015, respectively. The Company also purchases raw materials and finished goods from Hexion and certain of its subsidiaries. Total purchases were $34 and $37 for the six months ended June 30, 2016 and 2015, respectively. These transactions are included in “Net sales” and “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations, accordingly.
The Company sells products to certain Apollo affiliates and other related parties. These sales were $5 and $19 for the six months ended June 30, 2016 and 2015, respectively. Accounts receivable from these affiliates were $1 and $5 at June 30, 2016 and December 31, 2015, respectively. The Company also purchases raw materials and services from certain Apollo affiliates and other related parties. These purchases were less than $1 and $1 for the six months ended June 30, 2016 and 2015, respectively. The Company had accounts payable to these affiliates of less than $1 at both June 30, 2016 and December 31, 2015.
Billed Allocated Expenses
Hexion incurs various administrative and operating costs on behalf of the Company that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs were $19 and $20 for the six months ended June 30, 2016 and 2015, respectively, and are primarily included within “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Hexion provides global services related to procurement to the Company. These types of services are a raw materials based charge as a result of the global services being primarily related to procurement. The Company’s expense relating to these services totaled $8 and $9 for the six months ended June 30, 2016 and 2015, respectively, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
The Company also has various technology and royalty agreements with Hexion. Charges under these agreements are based on revenue or profits generated. The Company’s total expense related to these agreements was $3 and $9 for the six months ended June 30, 2016 and 2015, respectively, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
In addition, Hexion maintains certain insurance policies that benefit the Company. Expenses related to these policies are allocated to the Company based upon sales, and were less than $1 for the six months ended June 30, 2015. These expenses are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2016) with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for statutory purposes associated with certain of its affiliated loans. The Company recorded an unrealized loss of $10 and unrealized gain of $68 for the six months ended June 30, 2016 and 2015, respectively, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations. During the six months ended June 30, 2016, $95 of the outstanding receivable related to this agreement was converted into an affiliated loan from Hexion to the Company and is recorded in “Loan receivable from parent” within the equity section in the unaudited Condensed Consolidated Balance Sheets.
Cash Pooling Agreement Guarantee
In March 2012, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any interest income or expense exposure incurred by the Company for income tax purposes associated with certain of its affiliated loans that were entered into under an internal cash management agreement. In connection with this agreement, the Company recorded expense of $1 and less than $1 for the six months ended June 30, 2016 and 2015, respectively, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations.

8

Accounts Receivable Factoring Agreement Guarantee
In December 2013, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange or bad debt exposure incurred by the Company for income tax purposes associated with purchases and sales of accounts receivable under an internal accounts receivable purchase and sale agreement. In connection with this agreement, the Company recorded expense of less than $1 for both the six months ended June 30, 2016 and 2015, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations.
Other Allocated Expenses
At June 30, 2016 and December 31, 2015, the Company had affiliated receivables of $123 and $221, respectively, and affiliated payables of $62 and $100, respectively, pertaining to all of the billed related party transactions described above.
Unbilled Allocated Corporate Controlled Expenses

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by the Company. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of net sales. Management believes that the amounts are allocated in a manner that is reasonable and consistent, and that these allocations are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. These charges are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations, with the offsetting credit recorded in “Paid-in capital.” There is no income tax benefit recorded related to these amounts because they are not deductible for tax purposes.

The following table summarizes the corporate controlled expense allocations for the six months ended June 30:

	2016	2015
Executive group	$—	$1
Environmental, health and safety services	—	—
Finance	1	2
Total	$1	$3
Other Transactions
In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company will act as a distributor of certain of MPM’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During both the six months ended June 30, 2016 and 2015, the Company purchased approximately $14 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of both June 30, 2016 and December 31, 2015, the Company had $2 of accounts payable to MPM related to the distribution agreement.
4. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

9

Recurring Fair Value Measurements
Following is a summary of assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and December 31, 2015:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
June 30, 2016
Derivative assets	$—	$177	$—	$177
Derivative liabilities	—	(1)	—	(1)
December 31, 2015
Derivative assets	$—	$184	$—	$184
Level 2 derivative assets and liabilities consist of derivative instruments transacted predominately in over-the-counter markets, and primarily consists of amounts related to the foreign exchange gain/loss guarantee agreement with the Company's parent (see Note 5).
There were no transfers between Level 1, Level 2 or Level 3 measurements during the six months ended June 30, 2016 or 2015.
The Company calculates the fair value of its Level 2 derivative assets and liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At June 30, 2016 and December 31, 2015, no adjustment was made by the Company to reduce its derivative assets for nonperformance risk. When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
June 30, 2016
Debt	$146	$—	$144	$2	$146
December 31, 2015
Debt	$102	$—	$100	$2	$102
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.
5. Derivative Instruments and Hedging Activities
Derivative Financial Instruments
The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.
Foreign Exchange Rate Swaps
International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.
The Company is party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of its Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

10

Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2016) with Hexion, whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for income tax purposes associated with certain of its affiliated loans. This arrangement qualifies as a derivative and is recorded at fair value in the unaudited Condensed Consolidated Balance Sheets. The Company does not apply hedge accounting to this derivative instrument.
The following table summarizes the Company’s asset and liability derivative financial instruments as of June 30, 2016 and December 31, 2015:

	June 30, 2016				December 31, 2015
Derivatives not designated as hedging instruments	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Location of Derivative Asset (Liability)
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	365	—	$727	$177	365	—	$823	$183	Accounts receivable from affiliates
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps - asset	—	—	—	—	—	—	15	1	Other current assets
Brazil foreign exchange rate swaps - liability	—	—	11	(1)	—	—	5	—	Other current liabilities
Total				$176				$184
The following table summarizes gains and losses recognized on the Company’s derivative financial instruments, which are recorded in “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations:

Derivatives not designated as hedging instruments	Amount of (Loss) Gain Recognized in Income for the Six Months Ended June 30:
	2016	2015
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	$(10)	$68
Total	$(10)	$68
6. Debt and Lease Obligations
Debt outstanding at June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016		December 31, 2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$48	$—	$—	$—
Other Borrowings:
Australia Facility due 2017	27	4	29	3
Brazilian bank loans	12	37	5	42
Capital leases and other	2	16	2	21
Total	$89	$57	$36	$66

11

7. Affiliated Financing
During the six months ended June 30, 2016, the Company settled a $142 affiliated loan receivable from Hexion against an associated $142 affiliated loan payable to Hexion. The result of this transaction was a $142 decrease to both “Long-term loans receivable from affiliates” and “Affiliated long-term debt” in the unaudited Condensed Consolidated Balance Sheets. Additionally, during the six months ended June 30, 2016, the Company issued an $133 of net borrowings under an existing loan receivable from Hexion for general cash management purposes, which is recorded in “Long-term loans receivable from affiliates” in the unaudited Condensed Consolidated Balance Sheets.
8. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Superior Court of Justice was scheduled to issue a judgment in June 2016, but following a hearing has decided to further consider the matter and issue a judgment at a later date. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At June 30, 2016, the amount of the assessment, including tax, penalties, monetary correction and interest, is 48 Brazilian reais, or approximately $15.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at June 30, 2016 and December 31, 2015.

	Liability		Range of Reasonably Possible Costs at June 30, 2016
Site Description	June 30, 2016	December 31, 2015	Low	High
Currently-owned	$3	$3	$2	$7
Formerly-owned:
Remediation	1	1	1	2
Monitoring only	—	—	—	1
Total	$4	$4	$3	$10
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At both June 30, 2016 and December 31, 2015, $2 has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
At six of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. A portion of this remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company anticipates the amounts under these reserves will be paid within the next five years.
Non-Environmental Legal Matters
The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The Company has reserves of $2 at both June 30, 2016 and December 31, 2015 for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable.

12

9. Pension and Non-Pension Postretirement Benefit Plans
Following are the components of net pension and postretirement expense recognized by the Company for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	Pension Benefits		Non-Pension Postretirement Benefits
	2016	2015	2016	2015
Service cost	$7	$8	$—	$—
Interest cost on projected benefit obligation	5	5	1	1
Expected return on assets	(5)	(6)	—	—
Net expense	$7	$7	$1	$1
10. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$1	$(62)	$(61)	$2	$(17)	$(15)
Other comprehensive loss before reclassifications, net of tax	—	(4)	(4)	—	(27)	(27)
Ending balance	$1	$(66)	$(65)	$2	$(44)	$(42)
11. Hexion PAC Business Disposition
On June 30, 2016, Hexion completed the sale of its Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers businesses (“Hexion PAC Business”) pursuant to the terms of a Purchase Agreement with Synthomer plc (the “Buyer”) dated March 18, 2016. Assets included in the transaction are the Company’s manufacturing sites in Sokolov, Czech Republic; Sant’Albano, Italy; Leuna, Germany; and Asua, Spain. The Hexion PAC Business produces resins, polymers, monomers and additives that provide enhanced performance for adhesives, sealants, paints, coatings, mortars and cements used primarily in consumer, industrial and building and construction applications. Hexion has also agreed to provide certain transitional services to the Buyer for a limited period of time following the closing of the transaction.
Hexion received gross cash consideration for the Hexion PAC business in the amount of $226, less approximately $6 relating to liabilities transferred to the Buyer, net of cash and estimated working capital that transferred to the Buyer as part of the Purchase Agreement. A subsequent post-closing adjustment to the purchase price will be made in accordance with the Purchase Agreement. The Company received allocated proceeds from the sale of $107, and recognized a gain on this disposition of $28, which is recorded in “Gain on disposition” in the unaudited Condensed Consolidated Statements of Operations.
The PAC Business had pre-tax income of $8 for the six months ended June 30, 2016 which is reported as a component of “Income before income taxes and earnings (losses) from unconsolidated entities” in the unaudited Condensed Consolidated Statements of Operations.
12. Income Taxes
The effective tax rate was 25% and 18% for the six months ended June 30, 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which the Company operates. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.
For both the six months ended June 30, 2016 and June 30, 2015, income tax expense relates primarily to income from foreign operations, which were lower in certain foreign jurisdictions for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015.

13